UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

July 15, 2004
Date of Report (Date of earliest event reported)

COMMERCE ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-32979**	**94-3392885**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Market Street, Steuart Tower,

Suite 1300, San Francisco, California 94105
(Address of principal executive offices, including zip code)

(415) 644-8700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure.

Deficiency Notice from Nasdaq National Market

On July 15, 2004, we received a notice from the Nasdaq National Market indicating that the market price of our stock had failed to meet Nasdaq's minimum closing bid price requirement of $1.00 per share for over thirty consecutive business days. The notice specified, however, that we will receive an automatic 180-day "grace period" to regain compliance with the National Market's minimum bid price requirement. Therefore, if our common stock closes at a minimum bid price of $1.00 or more for ten consecutive trading days prior to January 11, 2005, Nasdaq will provide written notification that we have regained compliance with the National Market's minimum bid price requirement. If, however, our common stock does not regain compliance with the minimum bid price requirement prior to January 11, 2005, Nasdaq will determine whether Commerce One qualifies for an additional 180-day grace period to regain compliance. If we have not regained compliance and do not qualify for Nasdaq's additional 180-day grace period on January 11, 2005, the Nasdaq staff may notify us of their intent to de-list our common stock, and of our right to appeal their determination.

On July 19, 2004, the closing bid price of our common stock was $0.76. We are currently seeking stockholder approval of a reverse stock split in an attempt to increase the market price of our stock price to over $1.00. The stockholders meeting to consider the reverse split is scheduled to occur on August 19, 2004. If our stockholders do not approve the proposed reverse split, or if the reverse split does not cause the market price of our stock to remain above $1.00 on an ongoing basis, our stock could be de-listed.

Other Nasdaq Quantitative Maintenance Standards

Other than the minimum bid requirement, we believe that we currently meet the other requirements of continued listing standard 2 of the Nasdaq National Market, which requires, among other things, the following: 1) total assets and total revenue of at least $50 million each for the most recently completed fiscal year or for two of the last three most recently completed fiscal years, or market value of listed securities of at least $50 million; 2) at least 1,100,000 shares publicly held; 3) market value of publicly held shares of at least $15 million; 4) at least 400 shareholders of round lots; and 5) at least four registered and active market makers. However, it is possible that we will not meet these or other standards in the future, particularly beginning in 2005. Further, in the event we were to seek to transfer to the Nasdaq SmallCap Market, we would need to meet its continued listing standards. We do not currently meet these standards.

We currently intend to seek to remain listed on the Nasdaq National Market and/or transfer to the Nasdaq SmallCap Market. Among other things, we anticipate seeking additional financing to help us meet the applicable continued listing standards. There can be no assurance, however, that this will occur or that we will otherwise remain listed on the Nasdaq National Market or be able to transfer to the Nasdaq SmallCap Market in the future.

Potential Consequences of Being De-Listed

If we are de-listed from the Nasdaq National Market and are unable to list on the Nasdaq SmallCap market, the holders of shares of Series B preferred stock will have the right to require us to redeem their stock. The aggregate redemption price of these shares was approximately $12.8 million as of June 30, 2004. We do not currently have sufficient capital resources to redeem these shares. De-listing would also make our stock more difficult to trade, reduce its trading volume, and further depress our stock price. It could also weaken our ability to secure financing in the capital markets, which could materially impact our business operations and financial condition.

Forward-Looking Statements

Certain statements in this current report on Form 8-K constitute forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause such forward-looking statements not to be realized. These forward-looking statements, include, but are not limited to, our intention and efforts to remain listed on either the Nasdaq National Market or Nasdaq SmallCap Market and our management's intention to seek additional financing or renegotiate the terms of our Series B preferred stock. Such statements reflect our current views and assumptions and are not guarantees of future performance. Factors that could cause actual results to differ materially from the forward-looking statements include changes to the listing standards, policies and procedures of the Nasdaq National Market or Nasdaq SmallCap Market, the nature of our negotiations (if any) with the holders of our Series B preferred stock, fluctuations in our general financial and operating results, changes in our liquidity and capital resources, declines in the market price of our common stock, changes in the capital markets, competition, and general and industry-specific economic conditions. For more information about these and other risks that could affect our forward-looking statements, please see our quarterly report on Form 10-Q for the quarter ended March 31, 2004 (as amended), annual report on Form 10-K for the year ended December 31, 2003 (as amended) and other filings we have made with the Securities and Exchange Commission. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

/s/ Todd Hagen
Todd Hagen
Interim Chief Financial Officer

Date: July 20, 2004